Mail Stop 4561

June 27, 2006

VIA U.S. MAIL AND FAX (407)650-3669

Tammie A. Quinlan
Executive Vice President and Chief Financial Officer
CNL Income Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801

Re: CNL Income Properties, Inc.
        Form 10-K for Fiscal Year Ended
        December 31, 2005
        Filed March 14, 2006
        File No. 000-51288

Dear Mrs. Quinlan:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Funds from Operations, page 30

1. Explain to us how you have calculated the adjustment for your Pro-rata share of
    FFO from unconsolidated entities. In your response, please provide a
    reconciliation of this amount to your equity in earnings of unconsolidated entities.

Item 8. Financial Statements and Supplementary Data

CNL Income Properties, Inc. and Subsidiaries

3. Real Estate Investment Properties, page 44

2. With respect to your operating lease with Boyne USA, Inc., explain to us how you considered the guidance in paragraphs 7 and 8 of SFAS 13 in determining that this lease should not be accounted for as a direct financing lease.

4. Investment in Unconsolidated Entities, page 45

3. We note that you own a majority interest in certain real estate ventures that are being accounted for using the equity method. We further note your disclosure in footnote two that you do not expect the adoption of EITF 04-5 to have a significant impact on the Company's financial statements. For each investment, please tell us the rights held by the minority partner which lead to your conclusion that these ventures should not be consolidated. Refer to SOP 78-9 and EITF 04-5 in your response.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief